Exhibit 99.1

Rail Vision’s MainLine System Delivers Strong Performance in India, Supporting Potential Deployment Opportunities

Successful demonstration and positive customer feedback support continued engagement with rail operators in India

Ra’anana, Israel, March 16, 2026 (GLOBE NEWSWIRE) - Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems, announced today the successful completion of a proof of concept (POC) demonstration of its MainLine system in India. The POC follows the Company’s announcement on January 6, 2026 regarding a significant expansion of its activities in India through the commencement of the POC.

The POC involved a thorough two-month evaluation of the Company’s MainLine system under real-world operating conditions with a major local rail operator and was conducted in collaboration with Sujan Industries, a leading supplier to the Indian rail industry. The evaluation assessed the MainLine system’s real-time object detection and classification performance, operational stability, and effectiveness under varying environmental conditions to determine its suitability for broader deployment across Indian Railways.

Upon completion of the evaluation, Rail Vision received an official report from the customer indicating positive feedback regarding the system’s performance and its suitability for further evaluation and potential controlled deployment.

Rail Vision’s MainLine system uses advanced sensing and analytics to detect and classify potential hazards and alert train operators at distances up to 2,000 meters ahead of the train.

“We are pleased with the evaluation results and the opportunities they highlight for Indian rail operators,” said Brijesh Sujan, CEO of Sujan Industries. “We believe the POC underscores the potential of Rail Vision’s technology to enhance operational safety and efficiency, and we look forward to continuing our collaboration to advance opportunities within the Indian railway sector.”

“Successfully completing this POC and demonstrating our MainLine system in real-world operating conditions is an important achievement for Rail Vision,” said David BenDavid, CEO of Rail Vision. “Receiving positive feedback from the customer following the evaluation reinforces our confidence in the value our technology can bring to railway operators in the region. India operates one of the largest railway networks in the world, and we believe the progress achieved through this evaluation supports our continued engagement with rail operators and stakeholders in the country. We are currently advancing several potential opportunities in the Indian market and believe this milestone helps position Rail Vision for further growth in the region.”

Rail Vision and Sujan Industries intend to continue working together to pursue additional opportunities in India, leveraging Sujan Industries’ local presence and relationships within the rail ecosystem.

About Rail Vision Ltd.

Rail Vision (Nasdaq: RVSN) is an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems. The Company develops and commercializes proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, Rail Vision’s technology enhances safety, improves operational efficiency, and supports continuity across deployments.

The Company’s cloud-based platform complements its products by transforming railway operational data into actionable insights that help optimize performance, reduce downtime, and improve safety. As the Company expands its global footprint, it delivers AI-driven perception that supports safer operations, reduces operational risk, and enables the transition to fully autonomous operations.

Rail Vision holds a 51% stake in Quantum Transportation, which has an exclusive sub-license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses continued engagement with rail operators and stakeholders in India, advancing several potential opportunities in the Indian market, its belief that completion of the POC helps position Rail Vision for further growth in the region and how Rail Vision and Sujan Industries intend to continue working together to pursue additional opportunities in India. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io